UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Compugen Ltd.
(Name of Issuer)

Ordinary Shares, nominal value 0.01 New Israeli Shekels per Share
(Title of class of Securities)

M25722105
(CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OR REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Name: Martin S. Gerstel Social Security Number: ###-##-####
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,111,288
	6	SHARED VOTING POWER 550,000
	7	SOLE DISPOSITIVE POWER 1,111,288
	8	SHARED DISPOSITIVE POWER 550,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,661,288
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.35%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

AMENDMENT NO. 1 TO SCHEDULE 13G

This statement constitutes Amendment No. 1 to the Schedule 13G relating to the Ordinary Shares nominal value 0.01 New Israeli Shekels per Share of Compugen, Ltd. (the "Issuer") filed by Martin S. Gerstel (the "Reporting Person"). The Reporting Person hereby amends his Schedule 13G to fix a clerical error contained in the Schedule 13G relating to the Ordinary Shares of the Issuer, and this Amendment No. 1 also reflects purchases of the Issuer's Ordinary Shares made by the Reporting Person since the date of the Schedule 13G.

Item 1.
(a)	Compugen Ltd.
(b)	72 Pinchas Rosen St., Tel Aviv, 69512 Israel
Item 2.
(a)	Martin S. Gerstel
(b)	72 Pinchas Rosen St., Tel Aviv, 69512 Israel
(c)	USA
(d)	Ordinary Shares nominal value 0.01 New Israeli Shekels per Share
(e)	M25722105
Item 3.
Not applicable
Item 4.	Ownership.
(a)	1,661,288
(b)	6.35%
(c)	(i) 1,111,288
(ii) 550,000
(iii) 1,111,288
(iv) 550,000
Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another
Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

____December 5, 2002
Date

____/s/ Martin S. Gerstel
Signature

____Martin S. Gerstel
Name